

Mail Stop 4720

October 7, 2009

Christopher Lucas
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Church Place
London, E14 5HP, England

> **Re: Barclays PLC and Barclays Bank PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Form 6-K Filed February 9, 2009**
> **File No. 1-10257, 1-09246**

Dear Mr. Lucas:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Hugh West
Branch Chief